SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                          PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                              (AMENDMENT NO. 2) (1)


                        Shells Seafood Restaurants, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    822809109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                    Jay Wolf
                             c/o Trinad Capital L.P.
                          153 East 53rd St., 48th Floor
                               New York, NY 10022
                                 (212) 521-5180

       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)


                                  May 23, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

------------------------------                    ------------------------------
      CUSIP No.822809109              13D
------------------------------                    ------------------------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Trinad Capital L.P.            20-0593276
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      n/a
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER

     SHARES             0
                  --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

     EACH               2,494,248
                  --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER

  PERSON WITH           0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,494,248
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,494,248
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*(1)

                                                                             |X|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      16.78%(2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      PN
--------------------------------------------------------------------------------

(1) Does not include 22,270 shares of Series B Convertible Preferred Stock which is convertible into 445,400 shares of Common Stock.

(2) On the basis of 14,639,417 shares of Common Stock reported by the Company to be issued and outstanding as of May 10, 2005 in the Company's latest proxy on
Schedule 14-A, as adjusted upwards to 14,862,117 shares to reflect currently exercisable warrants.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                    ------------------------------
      CUSIP No.822809109              13D
------------------------------                    ------------------------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Trinad Advisors GP, LLC        10-0591650
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER

     SHARES             0
                  --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

     EACH               2,494,248
                  --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER

  PERSON WITH           0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,494,248
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,494,248
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*(1)

                                                                             |X|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      16.78%(2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      OO
--------------------------------------------------------------------------------

(1) Does not include 22,270 shares of Series B Convertible Preferred Stock which is convertible into 445,400 shares of Common Stock.

(2) On the basis of 14,639,417 shares of Common Stock reported by the Company to be issued and outstanding as of May 10, 2005 in the Company's latest proxy on
Schedule 14-A, as adjusted upwards to 14,862,117 shares to reflect currently exercisable warrants.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------------                    ------------------------------
      CUSIP No.822809109              13D
------------------------------                    ------------------------------
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Ellin
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS *

      N/A
--------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2 (e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
   NUMBER OF      7     SOLE VOTING POWER

     SHARES             0
                  --------------------------------------------------------------
  BENEFICIALLY    8     SHARED VOTING POWER

     EACH               2,494,248
                  --------------------------------------------------------------
   REPORTING      9     SOLE DISPOSITIVE POWER

  PERSON WITH           0
                  --------------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,494,248
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,494,248
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*(1)

                                                                             |X|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      16.78%(2)
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

(1) Does not include 22,270 shares of Series B Convertible Preferred Stock which is convertible into 445,400 shares of Common Stock.

(2) On the basis of 14,639,417 shares of Common Stock reported by the Company to be issued and outstanding as of May 10, 2005 in the Company's latest proxy on
Schedule 14-A, as adjusted upwards to 14,862,117 shares to reflect currently exercisable warrants.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             INTRODUCTORY STATEMENT

This Amendment No. 2 to Schedule 13D (this "Amendment"), amends the Schedule 13D filed on June 1, 2004 (the "Schedule 13D"), as amended by Amendment No. 1 to
Schedule 13D filed in June 25, 2004, by GCM Shells Seafood Partners, LLC, a Delaware limited liability company ("GCM"), Galloway Capital Management, LLC, a Delaware limited liability company ("Galloway Capital"), Mr. Bruce Galloway ("Galloway"), Mr. Gary Herman ("Herman"), Trinad Capital, L.P., a Delaware limited partnership ("Trinad Capital"), Trinad Advisors GP, LLC, a Delaware limited liability company ("Trinad Advisors"), Mr. Robert Ellin ("Ellin I"), Mr. Irwin Gross ("Gross"), Mr. Jay Wolf ("Wolf"), Atlantis Equities, Inc., a New York corporation ("Atlantis"), and Mrs. Nancy Ellin ("Ellin II") (collectively, the "Previous Reporting Persons"). This Amendment relates to common stock, par value $0.01 per share (the "Common Stock"), of Shells Seafood Restaurants, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 16313 North Dale Mabry Highway, Suite. This Amendment clarifies who the Reporting Persons are in connection with this group and amends
Item 2, Item 3, Item 4 and Item 5 of the Schedule 13D. Except as provided herein, the Schedule 13-D remains in full force and effect. Capitalized terms not defined in this Amendment shall have the meaning ascribed to such term in the Schedule 13D and Amendment No. 1 to the Schedule 13D.

Item 2. Identity and Background.

Item 2 is amended and restated in its entirety as follows:

This Schedule 13D is being filed jointly by Trinad Capital, Trinad Advisors, and Ellin I (the "Reporting Persons").

Each of Galloway Capital, Galloway, and Herman, Gross, Wolf, Atlantis, and Ellin II, is no longer a member of the same reporting group as the Reporting Persons and such individuals and entities are not included in this Amendment.

Trinad  Capital is a hedge fund  dedicated to investing in micro-cap  companies.
Trinad Advisors is principally engaged in serving as the general partner of Trinad Capital. The present principal employment of Ellin I is the managing member of Trinad Advisors. The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Schedule 13D, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Trinad Capital        Delaware limited partnership
                      Management:
                      General Partner - Trinad Advisors

Trinad Advisors       Delaware limited liability company
                      Management:
                      Managing Member - Ellin I
                      Managing Director - Jay Wolf

Ellin I               Citizenship - United States
                      Positions Held:
                      Managing Member - Trinad Management LLC
                      Managing Member - Trinad Advisors

The address of the principal business office of each of Trinad Capital, Trinad Advisors, and Ellin I and is c/o Trinad Capital L.P., 153 East 53rd St., 48th Floor, New York, NY 10022.

The Reporting Persons are filing this joint statement on Schedule 13D because such Reporting Persons may be deemed to be members of a "group" for purposes of
Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Each Reporting Person disclaims beneficial ownership of any Common Stock beneficially owned by any other Reporting Person, except that Trinad Advisors and Ellin I acknowledge indirect beneficial ownership of the Common Stock owned by Trinad Capital. Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has the responsibility for the accuracy or completeness of the information supplied by any other Reporting Person. Although the Reporting Persons may be deemed to constitute a "group" for the purposes of the Exchange Act, the filing of this statement should not be deemed an admission that the Reporting Persons are a "group" for such purposes.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons has (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is amended to include the following disclosure:

On May 23, 2005, pursuant to a conversion of a principal amount of $300,000 of promissory notes into Series B Convertible Preferred Stock and warrants to purchase common stock, Trinad acquired 222,700 warrants to purchase Common Stock and 22,270 shares of Series B Convertible Preferred Stock.

Item 4. Purpose of Transaction.

Item 4 is amended to include the following disclosure:

The Debt Conversion was initiated for investment purposes only.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

(a) and (b)

Trinad Capital, Trinad Advisors (as the general partner of Trinad Capital) and Ellin I (as managing member of Trinad Advisors) are deemed to beneficially own 2,271,548 shares of Common Stock and an aggregate of 222,700 shares of Common Stock that may be acquired by Trinad Capital upon exercise of currently exercisable warrants, representing a total of approximately 16.78% of the outstanding Common Stock (on the basis of 14,639,417 shares of Common Stock reported by the Company to be issued and outstanding as of May 10, 2005 in the Company's latest proxy on Schedule 14-A, as adjusted upwards to 14,862,117 shares to reflect currently exercisable warrants). Trinad Capital is the direct beneficial owner, and Trinad Advisors (as the general partner of Trinad Capital) and Ellin I (as the managing member of Trinad Capital) are deemed to be the indirect beneficial owners, of the 2,494,248 shares of Common Stock. Trinad Advisors and Ellin I disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Trinad Capital (except for the indirect pecuniary interest of Trinad Advisors and Ellin I arising therein). Trinad Capital, Trinad Advisors and Ellin I have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c) Except as otherwise stated herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

(d) and (e) Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                            Trinad Capital L.P.


June 14, 2005               By:    /s/ Jay Wolf
                                   ---------------------------------
                            Name:  Jay Wolf
                            Title: Managing Director of Trinad Advisors GP, LLC,
                                   the General Partner of Trinad Capital L.P.

                            Trinad Advisors GP, LLC


June 14, 2005               By:    /s/ Jay Wolf
                                   ---------------------------------
                            Name:  Jay Wolf
                            Title: Managing Director

                            Robert Ellin


                            /s/ Robert Ellin
June 14, 2005               ---------------------------------


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).